RTN Stealth Software Inc.

(Formerly Arris Resources Inc.)

Management’s Discussion &

Analysis

For the Year Ended

December 31, 2009

200-8338 120th Street

Surrey, BC

V3W  3N4

Tel:  (604) 598-0093  /  Fax:  (604) 592-6882

Management’s Discussion and Analysis

GENERAL

Management’s  discussion  and  analysis  (“MD&A”)  has  been  prepared  based  on  information  available  to  RTN

Stealth  Software  Inc.  (“RTN”  or  the  “Company”),  formerly  Arris  Resources  Inc.,  as  of  April  30,  2010.     The

MD&A  provides  a  detailed  analysis  of  the  company’s  business  and  compares  its  2009  results  with  those  of  the previous  years  and  should  be  read  in  conjunction  with  the  Company’s  audited  consolidated  financial  statements  for the  year  ended  December  31,  2009.  The  consolidated  financial  statements  have  been  prepared  in  accordance  with

Canadian  generally  accepted  accounting  principles  (“Canadian  GAAP”).      This  MD&A  may  contain  forward-

looking  statements  about  the  Company’s  future  prospects,  and  the  Company  provides  no  assurance  that  actual results  will  meet  management’s expectations.

The  Company  is  a  Canadian  resource  exploration  and  development  company  with  assets  in  oil  and  gas  sectors  in

Alberta  and  interest  in  mineral  claims  located  in  the  Atlin  Mining  District  in  Atlin  of  British

Columbia.

Resource  exploration  business  is  risky  and  most  mineral  exploration  projects  will  not  become  producing  mines  and

most  resource  exploration  projects  will  not  become  oil  and  gas  producers.   The  Company  may  offer  an  opportunity

to  another  company  to  acquire  an  interest  in  a  property  in  return  for  funding  all  or  part  of  the  exploration  and

development  of  the  property.   For  the  funding  property  acquisitions  and  exploration  that  the  Company  conducts,  the

Company  depends  on  the  issuance  of  shares  from  the  treasury  to  investors.   These  stock  issues  depend  on  numerous

factors  including  a  positive  mineral  and  resource  exploration  environment,  positive  stock  market  conditions,  a company’s track record, and the experience of management.

FORWARD LOOKING STATEMENTS

Certain  statements  contained  in  the  following  MD&A  constitute  forward  looking  statements.

Such   forward

looking  statements  involve  a  number  of  known  and  unknown  risks,  uncertainties  and  other  factors  which  may cause  the  actual  results,  performance  or  achievements  of  the  Company  to  be  materially  different  from  actual  future results  and  achievements  expressed  or  implied  by  such  forward  looking  statements.  Readers  are  cautioned  not  to place undue reliance on these  forward  looking statements, which speak only as of the date the statements were made.

OVERALL PERFORMANCE

Mineral Properties: Moly Project – Atlin, British Columbia

The  Company  has  acquired  22  mineral  claims  cover  approximately  15,000  acres  which  are  located  near  Gladys

Lake   molybdenum   occurrence   (discovered   in   late   1960s)   in   2008   with   the   consideration   of   $295,612.   The

molybdenum  occurrence  is  similar  to  the  occurrence  at  Adanac’s  Ruby  Creek  project.  Adanac’s  project  is  located approximately 15  miles  northeast of Atlin in northern BC.

On  September  9,  2009,  the  Company  announced  that  it  utilized  its  consulting  geologists  and  mining  engineers  to complete its evaluation of the twenty two mineral claims and determined the feasibility for further development of the claims. As a result, 17 claims previously acquired have been allowed to elapse and the Company keeps the remained 5 claims. As a result, the mineral property has been written down to $67,185 for the year ended December 31, 2009.

The Company has not deferred and capitalized any exploration cost in connection with these mineral properties.

Oil and Gas Properties: Alexander Prospect – Alberta

In   February,  2007  the   Company  entered   into  a   purchase   and   sale   agreement   (the   “Agreement”)   with   Arctos

Petroleum  Corp.  (“Arctos”)  whereby  Arctos  agreed  to  sell  to  the  Company  an  interest  in  the  Alexander  Area,

Alberta property in the consideration of $150,000 .

The  Company  holds  a  30%  working  interest  in  64  gross  Ha  (19.2  Net  Ha)  of  onshore  P&NG  rights  in  Alexander,

Alberta.  The  property  includes  a  producing  Ellerslie/Wabamun  oil  well  at  6-7-57-1W5  and  a  40%  interest  in  an  oil

battery at  3-7-57-1W5.   As  the  Company did not  contribute  towards  the  exploration  work,  the  Company is  in  a non-

participation penalty position on  both  the  well  and  battery and  does  not currently receive production or  fee revenues from these assets. As a result, management decided to write down this investment to $1for the year end December 31,

2009.

The  Company has  not deferred  and  capitalized  any exploration  or  development  cost in  connection  with  these oil  and gas properties

Option Agreement in Guinea

On  October  15,  2009,  the  Company  entered  into  an  option  agreement,  whereby  the  Company  can  earn  up  to  an

undivided  70%  interest  in  the  Forecariah  Copper  Concession  (225  sq.  Km).   The  Company  decided  not  to  proceed

further  and  let  the  option  agreement  expires  after  the  technical  information  in  connection  with  the  Concession  was further reviewed by management.

Convertible Debenture Subscription

On  October  31,  2008  the  Company  subscribed  an  unsecured  convertible  debenture  (“Debenture”)  of  Desert  Gold

Ventures  Inc.  (“Desert  Gold”)  in  the  principal  amount  of  $500,000.   The  Debenture  carries  an  interest  at  a  rate  of

10%  per  annum  and  t h e  D e b e n t u r e  matures  on  April  30,  2009.   Pursuant  to  the  terms  of  the  Debenture,  at  any

time  prior  to  the  maturity  date,  the Company  may,  at  its  sole  option,  convert  all  or  any  part  of  the  principal  amount of  the  Debenture  and  any  unpaid  interest  thereon  into  units  of  Desert  Gold  at  price  per  unit  of  $0.50.  Each  Unit

consists  of  one  common  share  and  one  common  share  purchase  warrant  of  Desert  Gold.   Each  Warrant  entitles  the

Company to purchase  one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issuance  of  such  Warrant.  The  Company  decided  not  to  make  conversion  when  the  debenture  was  matured  and  the full amount of principal and accrued interest was fully repaid to the Company in July 2009.

Corporate Restructuring

(1)   On  May  19,  2009,  the  Company  entered  into  an  Arrangement  Agreement  with  Incana  Investments  Inc.

(“Incana”),   its  former   wholly-own   subsidiary  to   proceed   with   a   corporate   restructuring   by  way  of

statutory  plan  to  transfer  cash  of  $100,000  and  assign  a  property  contract  to  Incana.    The  corporate

restructuring was completed on October 2, 2009, and Incana ceased to be a subsidiary of the Company on

the  same  day.    Detail  of  the  restructuring  is  disclosed  in  the  note  9  to  the  Company’s  2009  audited consolidated financial statements.

(2)   On November 2, 2009, the Company and its three wholly-owned subsidiaries Arris Holdings Inc. (“AHI”),

CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”)  collectively  known  as  the  “parties”  entered into  an  agreement  (“Arrangement”)  whereby  the  three  subsidiaries  would  spin-out  from  the  parent company,  each  becoming  a  reporting  issuer  and  each  acquiring  an  asset  from  the  Company  in  exchange for common shares (the “Common Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010.

The  Company  has  the  following  assets  which  it  has  transferred,  on  the  effective  date  of  the

Arrangement, to its three subsidiaries:

i.    an interest in five mineral claims in British Columbia, Canada; and,

ii.    an   agreement   with   a   British   Columbia   manufacturing   company   to   distribute   its

earthquake sensor products in India; and,

iii.    equity investments.

The  Company  has  transferred  one  of  the  aforementioned  assets  currently  held  by  the  Company to  each  one  of  its  subsidiaries.  In  the  case  of  CLI,  the  Company  has  transferred  its  interest  in five mineral claims in British Columbia, Canada (the “Mineral  Properties”); and in the case of

QMI   the   Company   has   transferred   its   agreement   with   a   British   Columbia   manufacturing

company to distribute its earth quake sensor products in India (the “Distribution  Agreement”);

and  in  the  case  of  AHI  the  Company  has  transferred  its  equity  investments  (the  “Equity

Portfolio”).

In  exchange  for  the  asset  the  subsidiaries  received,  each  of  the  three  subsidiaries  has  issued common shares which are distributed to the Company’s shareholders of record as of the close of

business   on   November   5,   2009   being   the   share   distribution   record   date   (the   “Share

Distribution   Record   Date”).   Upon   closing   of   the   Arrangement,   each   shareholder   of   the

Company,  as  of  the  Share  Distribution  Record  Date,  receive  one  new  common  share  ("New

Share")  in  the  capital  of  the  Company  and  its  pro-rata  share  of  the  each  one  of  the  three

subsidiaries’   Common   Shares   to   be   distributed   under   the   Arrangement   for   each   of   the

Company’s  share  currently  held.  On  the  effective  date  (January  5,  2010),  the  Company  has transferred  the  Mineral  Properties  to  CLI  in  consideration  for  17,583,372  CLI  Shares;  the

Distribution  Agreement  to  QMI  in  consideration  for  17,583,372  QMI  Shares;  and  the  Equity

Portfolio to AHI in consideration for 17,583,372 AHI Shares.

Change of Company’s name and Acquisition of New Business Asset

The  Company  entered  into  software  business  and  signed  a  definitive  agreement  to  acquire  an  exclusive  and  perpetual license  of  a  security  trading  software,  the  Market  Navigation,  Trade  Execution  and  Market  Timing  Software  in

December  2009.  As  a  result,  the  Company  changed  its  name  from  Arris  Resources  Inc.  to  RTN  Stealth  Software  Inc.

and  changed  its  trading  symbol  to  RTN  on  December  21,  2009.  The  acquisition  was  completed  on  January  19,  2010 and the details is discussed in the section “Subsequent Events” of this MD&A.

Selected Annual Information

The summary of selected annual information has been prepared in accordance with Canadian GAAP.

2009

2008

2007

$

$

$

Revenues

-

-

-

Net Income (Loss)

(599,471)

(305,762)

(23,333)

Net Income (Loss) per Share

(0.01)

(0.01)

(0.001)

Total Assets

2,151,954

892,243

922,340

Total Long-term liabilities

-

-

-

Cash dividend

-

-

-

RESULTS OF OPERATIONS

For the Year Ended December 31, 2009

The  Company reported  a  net  loss  of  $599,471  ($0.01  per  share)  for  the  year  ended  December  31, 2009  as  compared

to  a  net  loss  of  $305,762  ($0.01 per  share)  for  the  year  ended  December  31,  2008.   Significant  changes  between  the

2009  and  2008  year  leading  to  the  increase  of  the  net  loss  are,  write  down  of  mineral  &  oil  and  gas  properties,

the  recovery  of  loss  recorded  on  investment,  increase  in  management  &  consulting  fees,  stock  based  compensation,

trust and filing fees, and professional fees. Details are as follows:

Write down charge increased by $378,426 which is a result of writing down of the Company’s mineral & oil and gas properties  by  $378,426  in  current  year  (2008  -  $nil).  This  is  a  one-time  event  which  did  not  happen  in  last  year.  In accordance  with  the  Company’s  accounting  policies,  investment  is  recorded  at  its  fair  market  value  at  the  year-end date.  As  a  result  the  Company  took  a  mark-to-market  fair  value  adjustment  (a  loss)  of  $188,333  for  its  sole  short term  investment  (a  convertible  debenture)  for  the  year  ended  December  31,  2008.  This  convertible  debenture  was expired in 2009 and the principal plus accrued interest was repaid to the Company in 2009. As a result, the Company recorded  a  recovery  of  $188,333  (a  gain)  in  current  year  accordingly.  Management  &  consulting  fees  in  2009  was increased  by  $28,300  from  last  year.  The  increase  is  mainly  a  result  of  hiring  more  business  consultant  to  explore addition  business  opportunities.  The  Company  granted  6,250,000  stock  options  to  various  employees,  directors,  and consultants  during  2009  (2008  –  nil).  As  a  result,  the  Company  recorded  a  stock-based  compensation  of  $47,360  in

2009  comparing  $nil  in  the  last  year.   Trust  and  filing  fees  increased  by  $23,000  and  professional  fees  increased  by

$70,800  are  the  results  of  incurring  more  expenses  for  the  filing  of  the  plan  of  arrangement  discussed  in  “Overall

Performance” section.

Q4 Operations

The Company reported net loss for the three months ended December 31, 2009 of $507,977 compared to

$194,531  for  the  same  period  in  2008,  an  increase  of  313,446.  As  the  Company  is  still  in  the  exploration  and

development  stage,  variances  in  its  quarterly  losses  are  not  affected  by  sales  or  production-related  factors.    This

increase  is  mainly  a  combined  result  of  incurring  $378,426  write  down  charge  for  the  mineral  &  oil  and  gas properties, more professional fees and filing fees in connection with  the plan of arrangement.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

For the 3-month ended

Revenue

Net Income

Net Income

(Loss)

(Loss)

$

per share

December 31, 2009

-

(507,977)

(0.00)

September 30, 2009

-

160,220

0.00

June 30, 2009

-

(211,395)

(0.00)

March 31, 2009

-

(40,319)

(0.00)

December 31, 2008

-

(194,531)

(0.00)

September 30, 2008

-

(51,256)

(0.00)

June 30, 2008

-

(61,428)

(0.00)

March 31, 2008

-

1,453

(0.00)

LIQUIDITY & CAPITAL RESOURCES

The  Company  does  not  generate  revenues  from  operations.  The  Company  relies  on  equity  financing  for  its  working capital  requirements  to  fund  its  exploration,  business  development,  investment,  and  administrative  activities.  At

December  31,  2009,  the  Company  had  $379,284  in  cash  and  cash  equivalent  (2008  –  $99,366),  a  marketable securities  of  $1,448,800  (2008-$nil)  and  a  positive  working  capital  of  $2,005,756  (2008  –$362,339).  For  the  year ended December 31, 2009 operating expenditures were $438,906 compared to $142,135 in 2008.

The   Company   is   not   subject   to   external   working   capital   requirement   and   does   not   have   significant   capital

commitment that is  obligated to  make.  Under  the  Plan  of  Arrangement  dated  November  5,  2009,  (discussed  in  the section  corporate  restructuring)  and  subsequent  to  the  year  ended  December  31,  2009,  the  Company  transferred

its   interest   in   five   mineral   claims   in   British   Columbia,   Canada,   its   agreement   with   a   British   Columbia

manufacturing  company  to  distribute  its  earth  quake  sensor  products  in  India  and  its  marketable  securities  to  its

three  subsidiaries  to  complete  the  spin-off  corporate  restructuring.    Excluding  the  marketable  securities  of

$1,448,800  that  would  have  been  transferred  out,  the  Company  would  have  a  working  capital  of  $556,956  and accumulated  deficit  of  $3,018,127  as  at  December  31,  2009.  To  date,  the  Company  has  not  generated  any revenues  from  operations  and  will  most  likely  require  additional  funds  to  meet  its  obligations  and  the  costs  of  its operations.  While  the  Company  believes  it  will  be  able  to  raise  the  additional  financing  when  required,  the  impacts of  the  current  global  economic  downturn  and  uncertainty  in  the  global  capital  market  provide  no  guarantees  that  the

Company can complete an equity or a debt financing when needed.

 OFF BALANCE SHEET ARRANGEMENT

 None

RELATED PARTY TRANSACTIONS

All  transactions  with  related  parties  have  occurred  in  the  normal  course  of  operations  and  management  represents  that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During  the  year  ended  December  31,  2009,  a  company  controlled  by  the  President  charged  the

Company  $61,750  in  consulting  and  administrative  fees  and  $60,000  in  rental  expenses  (2008  -

45,000;  2007  -  nil).    Another  Company  controlled  by  the  President  also  charged  the  Company

$50,000  in  property  research  charges.  At  December  31,  2008  the  Company  owes  $nil  for  these expenses (2008 - $52,500; 2007 - nil).

b)

During the year ended December 31, 2009, two companies related by a common director charged the

Company $45,000 management fees and $48,229 finders’ fees as share issuance costs respectively.

c)

During  the  year  ended  December  31,  2009,  the  Company  also  paid  $3,000  directors  fee  to  each  of three directors for a total of $9,000.

d)

During the year ended December 31, 2009, the Company owed $nil (2008 - $22,441; 2007- $22,441)

to the company controlled by the spouse of the Company’s president.

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SUBSEQUENT EVENTS

The  Company  has  the  following  significant  events  happened  after  the  year  ended  December  31,  2009  which  have  not discussed in other sections of this MD&A:

1)     On  January  19,  2010,  the  Company  executed  a  definitive  agreement  with  privately  owned  Market  Guidance

Systems  Inc.  (“MGS”)  whereby  the  Company  had  acquired  a  fully  supported  exclusive  and  perpetual  license to the Market Navigation, Trade Execution and Market Timing Software.

As  consideration for  the  above,  the  Company has  issued  5  million  Class  B  convertible preferred  shares  (Class

B  Preferred  Share)  to  the  shareholders of  MGS.  The  holders  of  the  Class  B  Preferred  Shares  has  the  rights  to convert the 5 million  Class B Preferred Shares  into 50  million  common  shares of the Company only when  the cumulative  net  revenues  derived  from  the  license  of  the  Market  Navigation,  Trade  Execution  and  Market

Timing  Software  reach  a  total  of  C$  20  million.  In  connection  with  the  acquisition,  the  Company  pays  a consultant a transaction advisory fee of 250,000 Class B Preferred Shares.

2)     On  February  24,  2010,  the  Company  awarded  its  directors,  officers,  employees  and  consultants  a  total  of

5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015

CRITICAL ACCOUNTING POLICIES

The  Company’s  completed  accounting  policies  are  described  in  the  note  2  to  the  audited  consolidated  financial

statements  for  the  year  ended  December  31,  2009.  Management   considers    the    following    policies   to    be   the

most   critical   in  understanding  the  judgments  and  estimates  that  are  involved  in  the  preparation  of  its  consolidated financial statements.

Going Concern

Canadian  GAAP  requires  management  to  make  an  assessment  of  the  Company’s  ability  to  continue  as  a  going concern,  and  to  disclose  any  material  uncertainties  related  to  events  or  conditions  that  may  cast  significant  doubt upon  the  entity’s  ability  to  continue  as  a  going  concern.

In  assessing  the  appropriateness  of  the  going  concern  assumption,  management  is  required  to  consider  all available  information  about  the  future  which  is  at  least,  but  not  limited  to,  twelve  months  from  the  balance  sheet date  and  to  disclose  any  material  uncertainties  related  to  events  or  conditions  that  may  cast  significant  doubt upon  the  entity’s  ability  to  continue  as  a  going  concern.

Under  the  Plan  of  Arrangement  dated  November  5,  2009,  (discussed  in  the  section  corporate  restructuring)  and subsequent  to  the  year  ended  December  31,  2009,  the  Company  transferred  its  interest  in  five  mineral  claims  in

British  Columbia,  Canada,  its  agreement  with  a  British  Columbia  manufacturing  company  to  distribute  its  earth quake  sensor  products  in  India  and  its  marketable  securities  to  its  three  subsidiaries  to  complete  the  spin-off

corporate  restructuring.   Excluding  the  marketable  securities  of  $1,448,800  that  would  have  been  transferred  out,

the  Company  would  have  a  working  capital  of  $556,956  and  accumulated  a  deficit  of  $3,018,127  as  at  December

31,  2009.  As  the  Company  had  changed  its  business  from  resource  exploration  into  the  software  business,  it  is

unsure  whether  the  Company  may  successfully  change  its  business  model  and  strategic  direction.   The  ability  of

the  Company  to  continue  to  operate  as  a  going  concern  is  dependent  on  its  ability  to  ultimately  operate  its business  at  a  profit.  To  date,  the  Company  has  not  generated  any  revenues  from  operations  and  will  most  likely require  additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.  As  a  result,  further  losses  are anticipated  prior  to  the  generation  of  any profits.

The  Company’s  future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of  operating  the software business.  The  Company’s  anticipated  operating  losses  and  increasing  working  capital  requirements  may require  that  it obtain  additional  capital  to  continue  operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  will  include  the  sale  of additional  shares.  There  can  be  no  assurance  that  capital  will  be  available  as  necessary  to  meet  these  continuing operating  costs  or,  if  the  capital  is  available,  that  it  will  be  on  terms  acceptable  to  the  Company.  The  issuances  of additional  equity  securities  by  the  Company  may  result  in  significant  dilution  to  the  equity  interests  of  its  current

shareholders.   Obtaining   commercial   loans,   assuming   those   loans   would   be   available,   will   increase   the

Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to  obtain  financing  in  the  amounts and  on  terms  deemed  acceptable,  the  business  and  future  success  may  be  adversely  affected,  thus  giving  rise  to doubt  about  the  Company’s  ability  to  continue  as  a  going  concern.  The  financial  statements  do  not  reflect adjustments  to  the  carrying  values  of  assets,  liabilities  or  reported  results  should  the  Company  be  unable  to continue  as  a  going  concern.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and  assumptions  which  affect  the  reported  amounts  of  assets  and  liabilities  and  the  disclosure  of  contingent  assets and  liabilities  at  the  dates  of  the  financial  statements,  as  well  as  the  reported  amounts  of  revenues  and  expenses incurred  during  the  period.  Significant  areas  requiring  the  use  of  management  estimates  relate  to  the  impairment  of mineral  properties,  oil  and  gas  properties,  equipment,  income  taxes,  valuation  allowances  for  future  income  tax  assets,

depreciation and amortization, and the assumptions used in computing stock-based compensation.  Actual results could differ from those estimated.

Stock-based Compensation

The  Company  records  all  stock-based  payments  using  the  fair  value  method.   Under  the  fair  value  method,  stock-

based  payments  are  measured  at  the  fair  value  of  the  consideration  received  or  the  fair  value  of  the  equity instruments  issued  or  liabilities  incurred,  whichever  is  more  reliably  measurable,  and  are  charged  to  operations

over  the  vesting  period.   The  offset  is  credited  to  contributed  surplus.

Consideration  received  on  the  exercise  of  stock  options  is  recorded  as  share  capital  and  the  related  contributed surplus  is  transferred  to  share  capital.

Mineral Property

The  cost  of  unproven  mineral  rights  and  their  related  direct  exploration  costs  are  deferred  until  the  properties  are placed  into  production,  sold  or  abandoned.  These  deferred  costs  will  be  amortized  on  the  unit-of-production basis  over  the  estimated  useful  life  of  the  properties  following  the  commencement  of  production,  or  written-off if  the  properties  are  sold,  allowed  to  lapse  or  abandoned.

Cost  includes  any  cash  consideration  and  the  fair  market  value  of  any  shares  issued  on  the  acquisition  of  mineral right  interests.  Properties  acquired  under  option  agreements,  whereby  payments  are  made  at  the  sole  discretion of  the  Company,  are  recorded  in  the  accounts  when  the  payments  are  made.  The  recorded  amounts  of  property acquisition  costs  and  their  related  deferred  exploration  costs  represent  actual  expenditures  incurred  and  are  not intended  to  reflect present  or future  values.

The  Company  reviews  capitalized  costs  on  its  mineral  rights  on  a  periodic  basis  and  will  recognize  impairment in  value  based  upon  current  exploration  results  and  upon  management’s  assessment  of  the  future  probability  of

profitable   revenues   from   the   property   or   from   the   sale   of   the   property.   Management’s   assessment   of   the

property’s  estimated  current  fair  market  value  is  also  based  upon  a  review  of  other  property  transactions  that have  occurred  in  the  same  geographic  area  as  that  of  the  property  under  review.  Administrative  costs  are expensed  as  incurred.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The  changes  in  accounting  policies  including  initial  adoption  are  disclosed  in  the  note  3(a)  to  (e)  to  the  2009 audited  consolidated  financial  statements

NEW ACCOUNTING PRONOUNCEMENTS

The  new  accounting  pronouncements  the  Company  yet  to  adopt  are  disclosed  in  the  note  3(f)  to  the  2009  audited consolidated  financial statements

SHARE DATA

As at the date of this MD&A, the Company has 99,416,860 common shares, 5,650,000 stock options, and

5,250,000 Class B Preferred shares that can be converted into 52,500,000 common shares outstanding, for a total of 157,566,860 fully diluted common shares outstanding.

FINANCIAL INSTURMENTS

Financial Instrument Recognition, Measurement, and Classification

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All  financial  assets  and  liabilities  are  recognized  when  the  entity  becomes  a  party  to  the  contract  creating  the  asset  or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity,

loans   and   receivables,   available-for-sale   financial   assets,   or   other   financial   liabilities.   Initial   and   subsequent

measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•      Held-to-maturity   investments,   loans   and   receivables,   and   other   financial   liabilities   are   initially

measured  at  fair  value  and  subsequently  measured  at  amortized  cost.  Amortization  of  premiums  or discounts and losses due to impairment are included in current period net earnings (loss).

•      Available-for-sale  financial  assets  are  measured  at  fair  value.  Changes  in  fair  value  are  included  in other  comprehensive  income  (loss)  until  the  gain  or  loss  is  recognized  in  net  earnings  (loss)  or  if  an impairment is determined to be other than temporary.

•      Held  for  trading  financial  instruments  are  measured  at  fair  value.  All  changes  in  fair  value  are included in net earnings (loss) in the period in which they arise.

•      All  derivative  financial  instruments  are  measured  at  fair  value,  even  when  they  are  part  of  a  hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise,

except  for  cash  flow  hedge  transactions  which  qualify  for  hedge  accounting  treatment  in  which  case gains and losses are recognized in other comprehensive income (loss).

The Company has classified its financial instruments as follows:

Financial Instrument

Classification

Measurement

Cash and equivalents/ bank

indebtedness

Held for Trading

Fair Value

Marketable securities and

investments

Available for Sale

Fair Value

Amortized

Accounts receivable

Loans and Receivables

cost

Amortized

Advances to a related party

Loans and Receivables

cost

Accounts payable and accrued

Other Financial

Amortized

liabilities

Liability

cost

Other Financial

Amortized

Advances from a related party

Liability

cost

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the

risk  management  processes,  including  treasury  policies,  counterparty  limits,  controlling  and  reporting  structures.   The

types of risk exposure and the way in which such exposure is managed are provided as follows:

(i)

Credit Risk

The  Company  is  exposed  to  credit  risk  with  respect  to  its  cash,  cash  equivalents  and  amounts receivable. Amounts receivable are primarily amounts owing from government agencies.

Concentration  of  credit  risk  exists  with  respect  to  the  Company’s  cash  and  cash  equivalents  as  the majority  of  the  amounts  are  held  at  several  national  financial  institutions  with  strong  investment-

grade  ratings  by  a  primary  rating  agency.  The  Company’s  concentration  of  credit  risk  and  maximum

exposure   thereto   is   the   Company’s   cash   and   cash   equivalents   December   31,   2009   balance   of

$379, 284 held at several national financial institutions.

(ii)

Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they fall due.  The Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

Contractual

Over 3

As at December 31, 2009

Obligations

2010

2011

2012

years

Accounts payable and accrued

liabilities

$  75,072     $  75,072     $

–     $

–     $

–

Total liabilities

$  75,072     $  75,072     $

–     $

–     $

–

Contractual

Over 3

As at December 31, 2008

Obligations

2009

2010

2011

years

Accounts payable and accrued

liabilities

$    2,094     $    2,094     $

–     $

–     $

–

Amounts due to a related party

74,941

74,941

–

–

–

Total liabilities

$  77,035     $  77,035     $

–     $

–     $

–

RISKS AND UNCERTAINTIES

The  Company’s  principal  activity  is  oil  and  gas  exploration  and  development.     Companies  in  this  industry  are

subject  to  many  and  varied  kinds  of  risks,  including  but  not  limited  to,  environmental,  oil  and  gas  prices,  political and economical.

The  Company  has  no  significant  source  of  operating  cash  flow  and  no  revenues  from  operations.     None  of  the

Company’s oil and gas properties currently have reserves.  The Company has limited financial resources. Substantial expenditures are required to be made by the Company to establish reserves.

The   property   interests   the   Company   has   are   in   the   exploration   stages   only,   are   without   proven   reserves   of

commercial  levels  of  production.   Oil  and  gas  exploration  involves  a  high  degree  of  risk  and  few  properties,  which

are  explored, are ultimately developed  into  commercially producing  wells.   If  the  Company’s  efforts do  not  result  in

commercial production at the Alexander Prospect, the Company will be forced to look for other exploration projects.

The  Company is  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which  it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

The Company’s functional currency is the Canadian dollar.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The  Chief  Financial  Officer,  are  responsible  for  establishing  and  maintaining  effective  disclosure  controls  and procedures  for  the  Company  as  defined  in  National  Instrument  52-109  Certification  of  Disclosure  in  Annual  and

Interim  Filings.  Management  has  concluded  that  as  of  December  31,  2009,  discussion  of  disclosure  controls  and

procedures   is   preemptive;   however,   once   operations   begin,   such   controls   will   be   effective   enough   to   provide

reasonable  assurance  that  material  information  relating  to  the  Company  would  be  known  to  them,  particularly  during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management has concluded that internal control over financial reporting will be effective. The design and operation of internal  control  over  financial  reporting  will  provide  reasonable  assurance  regarding  the  reliability  of  financial reporting  and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with  applicable  generally accepted accounting principles.

Internal  control  over  financial  reporting  will  include  those  policies  and  procedures  that  establish  the  following:

maintenance  of  records  in  reasonable  detail,  that  accurately  and  fairly  reflect  the  transactions  and  dispositions  of assets;  reasonable  assurance  that  transactions  are  recorded  as  necessary  to  permit  preparation  of  financial  statements in  accordance  with  applicable  generally  accepted  accounting  principles;  receipts  and  expenditures  are  only  being made  in  accordance  with  authorizations  of  management  and  the  Board  of  Directors;  and  reasonable  assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management  will  design  internal  control  over  financial  reporting  to  provide  reasonable  assurance  regarding  the reliability  of  financial  reporting  and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with

Canadian GAAP.

Segregation of Duties

Currently  duties  have  not  been  segregated  due  to  the  small  number  of  individuals  involved  in  this  start-up.  This  lack of segregation of duties has not resulted in any material misstatement to the financial statements.

As  the  Company  incurs  future  growth,  management  plans  to  expand  the  number  of  individuals  involved  in  the accounting and finance functions. At the present time, the Chief Executive Officer and Chief Financial Officer oversee all material transactions and related accounting records. In addition, the Audit Committee of the Company will review on  a  quarterly  basis  the  interim  financial  statements  and  key  risks  and  will  query  management  about  significant transactions.

Complex and Non-Routine Transactions

The  Company  may  be  required  to  record  complex  and  non-routine  transactions.  These  sometimes  will  be  extremely

technical  in  nature  and  require  an  in-depth  understanding  of  Canadian  GAAP.   Finance  staff  will  consult  with  their

third  party  expert  advisors  as  needed  in  connection  with  the  recording  and  reporting  of  complex  and  non-routine transactions.  In  addition,  an  annual  audit  will  be  completed  and  presented  to  the  Audit  Committee  for  its  review  and approval.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable  profit-oriented  enterprises  to  use  IFRS,  replacing  Canadian  GAAP  for  interim  and  annual  financial statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.  The  Company  will  commence  reporting  in

IFRS in the first quarter of the 2011 fiscal year, with comparative figures.

The company will use a four phase approach to ensure successful conversion to IFRS,

including:

•

diagnostic impact assessment;

•

design and planning;

•

solution development and;

•

implementation.

The  Company  has  begun  developing  its  detailed  IFRS  conversion  plan,  including  commencement  of  an  education process  for  management  and  the  board  of  directors,  and  evaluating  the  effect  of  the  new  standards  on  its  financial statements.

The Company has identified six major areas to date that will impact the financial statements under IFRS, including:

•

Petroleum properties;

•

Impairment of petroleum properties;

•

Foreign currency translation;

•

Stock based compensation;

•

Revenue recognition;

•

Income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

It is not practically possible at this time to quantify the impact of these differences.

OTHER

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